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EXHIBIT 3.2

                            FIRST AMENDMENT TO BYLAWS
                            OF SUMMIT PROPERTIES INC.

                                  October 1996


RESOLVED:                  That Section 1.4 of the bylaws of Summit Properties
                           Inc. shall be amended by deleting existing Section
                           1.4 in its entirety and replacing it with the following:

                           1.4 Special Meetings. The Chairman of the Board, the President or a majority of the Board of Directors may call special meetings of the Stockholders. In addition, the Secretary of the Company shall call a special meeting of the Stockholders on the written request of the Stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting.